SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

 FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TELEMIG CELLULAR HOLDING COMPANY

(Translation of Registrant's name into English)

Rua Levindo Lopes, 258 - Funcionários
Cep: 30.140-170 - Belo Horizonte (MG) - Brazil

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ___X___      Form 40-F:   _______

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  _______      No:  ___X___

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  _______      No:  ___X___

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  _______      No:  ___X___

TELEMIG CELULAR PARTICIPAÇÕES S.A. CNPJ/MF nº 02.558.118/0001-65 - NIRE 31.3.0002535-7 Publicly-held company with authorized capital

MINUTES OF THE EXTRAORDINARY GENERAL SHAREHOLDERS’ MEETING
HELD ON DECEMBER 19, 2008

1.         DATE, TIME AND PLACE: December 19, 2008, at 11:00 a.m., in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, Funcionários, in accordance with the call notice made as provided in the Bylaws.

2.         CALL NOTICE: The first call notice was published at the newspapers “Diário Oficial do Estado de Minas Gerais” (“Diário do Executivo, Legislativo e Publicações de terceiros” - pages 44, 67 and 127, respectively) on December 04, 05 and 06, 2008 and on “Valor Econômico” (pages A9, B3 e D5, respectively) on December 04, 05 and 08, 2008.

3.         AGENDA:

(a)       to analyze and to resolve about the terms and conditions of the Protocol of Total Spin-off and Instrument of Justification of TCO IP S.A., executed by and among the managements of the Company, Telemig Celular S.A. and of TCO IP S.A., aiming the total spin-off of TCO IP with the merger of the spun-off portions of its net worth into the Company;

(b)       to acknowledge and ratify the appointment by the managers of the Company and of TCO IP, of the independent company Ernst & Young Auditores Independentes SS., responsible for the elaboration of the accounting appraisal report of the net worth of TCO IP to be absorbed by the Company;

(c)       to analyze and resolve about the appraisal report referred in item (b) above; and

(d)       to resolve about the merger of the spun-off portion of the net worth of TCO IP into the Company and its implementation.

ATTENDANCE: Shareholders holding 13,090,951 (thirteen million, ninety thousand, nine hundred and fifty one) common shares, as indicated by the signatures in the "Corporate Book of Shareholders’ Attendance”, being registered, in addition, the attendance of the Officer of Human Resources of the Company, Marcus Roger Meireles Martins da Costa. Also attending this meeting, in compliance with article 163, §3º of Law 6,404/76, Paula Bragança França Mansur - member of the Audit Committee, to clarify items (b) and (c) of the Agenda, if necessary, as well as the representative of Ernst &Young Auditores Independentes S.S., Mr. Cassio Barbosa.

5.         BOARD OF THE MEETING: Bruno Angelo Indio e Bartijotto – Chairman and Marcelo Luiz Pereira – Secretary.

6.         RESOLUTIONS:

Beginning the meeting, the Chairman clarified that the minutes of the shareholders’ meeting would be recorded as a summary of the events occurred including only a record of the resolutions taken, as allowed by article 130, first paragraph, of Law No. 6,404/76. The Chairman also informed that the documents or proposals, voting or dissent statements should be presented in written to the board that for such purposes would be represented by the Secretary of the meeting. In addition, the Chairman informed that the documents related to the agenda were available at the board and that such documents were at the disposal of the shareholders in compliance with Instruction CVM No. 319/99 since the publishing of the conditions of the reorganization, by the publishing of the Notice of Material Fact dated of December 04, 2008 (“Notice of Material Fact”).

Also, the Chairman clarified that, as it was known by the present members, the meeting had the purpose of resolving about the spin-off of the wholly-owned subsidiary of Vivo Participações S.A., TCO IP S.A. (“TCO IP” or “Spun-off Company”), closely-held company, incorporated in accordance with the laws of Brazil, with head office in the City of São Paulo, State of São Paulo, at Av. Roque Petroni Junior, 1464 - 6º andar, Lado B - Parte, Morumbi, enrolled with CNPJ/MF under No. 04.225.487/0001-61, NIRE 35.300.357.213, with the transfer of a portion of its net worth to the Company and the other portion to Telemig Celular S.A., publicly-held corporation controlled by the Company, incorporated in accordance with the laws of Brazil, with head office located in the City of Belo Horizonte, State of Minas Gerais, at Rua Levindo Lopes, 258, enrolled with CNPJ/MF under No. 02.320.739/0001-06, (“Telemig Celular”), being the Company, jointly with Telemig Celular (“Merging Companies”).

The Chairman also clarified that, for economical and financial reasons, TCO IP acquired in the Mandatory and Voluntary Public Tender Offers of the Merging Companies the common and preferred shares of such companies and the controlling shares of the Merging Companies previously acquired by Vivo Participações S.A from the Telpart Participações S.A., and that the proposal made aims to simplify the current corporate structure, by means of the total spin-off of TCO IP with the transfer of part of its net worth comprising the shares of Telemig Participações S.A. to such Company and the transfer of part of its net worth comprising the shares of Telemig Celular S.A. to the referred company, in order to decrease the administrative costs, as well as facilitate the unification, standardization and the rationalization of the administration of the companies, and will also allow the improvement of the future cash flow of the Merging Companies.

Finally, the Chairman informed that since there are no non-controlling shareholders of TCO IP, as it is a wholly-owned subsidiary of Vivo Participações, there is no replacement of shares of the non-controlling shareholders of TCO IP for shares of the Merging Companies, and that the merger of the spun-off portion of TCO IP into the Company shall not result in a capital increase of the Company neither of Telemig Celular, and will not cause any change in the equity interest of the shareholders of the Merging Companies, having only the substitution of TCO IP by Vivo Participações as a shareholder of the Company and of Telemig Celular S.A., which shall hold the shares of such companies in the same amount and same class and with the same rights of the shares of the Merging Companies previously held by TCO IP.

After the clarifications made, the shareholders resolved as follows:

6.1. To approve, by the unanimous voting of the shareholders attending this meeting, the Protocol and Instrument of Justification of Spin-off of TCO IP S.A. with Merger of the Spun-off Portions by Telemig Celular Participações S.A. and Telemig Celular S.A. (“Protocol”), entered on December 03, 2008 into, by and among the Company, Telemig Celular and TCO IP, which contemplates the transfer of part of the net worth to TCO IP to the Company, being the other portion transferred to Telemig Celular. The Protocol establishes the terms and general conditions of the intended transaction, its justifications, the shares and assets appraisal criteria to be merged into the Merging Companies, having the Board of Directors and the Audit Committee of the Company issued a favorable opinion about the referred Protocol, that is attached to this minutes as Annex I. Additionally, considering that TCO IP is a wholly-owned subsidiary of Vivo Participações S.A. and that there are no other shareholders in TCO IP, there will be no dissenting shareholders to exercise the withdrawal rights referred in articles 136, (ix) and 137 of the Corporate Law.

6.2.    To ratify, by the unanimous voting of the shareholders attending this meeting, the hiring, by the Board of Officers of the Company, of the independent audit company Ernst & Young Auditores Independentes S.S., with head office located at Av. Presidente Juscelino Kubitschek, nº. 1830, Torre I, 5º e 6º. Andares, São Paulo/SP, CEP 04543-900, enrolled with CNPJ/MF under No. 61.366.936/0001-25, for the preparation of the appraisal report of the net worth portion of TCO IP to be merged into the Company.

6.3.    To approve, by the unanimous voting of the shareholders attending this meeting, without restriction, the Appraisal Report of the net worth portions of TCO IP, which establishes, based on its book value, on December 01, 2008, that the portion of the net worth of TCO IP, to be merged into the Company is in the amount of R$ 1,324,339,097.41 (one billion, three hundred and twenty four million, three hundred and thirty nine thousand and ninety seven reais and forty-one cents). Such portion of the net worth of TCO IP consists of the controlling shares of the Company and the shares of the same company acquired in result of the Mandatory and Voluntary OPAs for the acquisition of the common and preferred shares made by TCO IP, including the goodwill paid in the acquisition process, the provision stated in article 6º of Instruction CVM No. 319/99,and other assets (tax credits and cash) as indicated in the Appraisal Report, elaborated by the independent specialized audit company Ernst & Young Auditores Independentes S.S., which indication was ratified by this meeting and that is attached to this minutes as Annex II.

6.4.    As a result of the transfer of part of the net worth of TCO IP herein approved, the Company will succeed, in the proportion of the net worth parts of the Spun-off Company transferred to it, TCO IP in relation to its assets, rights and obligations for all lawful purposes, being the Managers of the Company, from the date hereof, authorized to take all complementary acts to the transaction herein approved.

The Chairman offered the opportunity to speak to the present shareholders and, as there was no manifestation, the shareholders’ meeting was adjourned and these minutes were drawn up as a summary of what occurred, including only a record of the resolutions as allowed by article 130, 1st paragraph of Law nr. 6,404/76, that after read and approved was duly executed.

Bruno Angelo Indio e Bartijotto Chairman	Marcelo Luiz Pereira Secretary
TCO IP S.A. p.p. Bruno Angelo Indio e Bartijotto.	Norges Bank p.p. George Washignton Tenório Marcelino
The Future Fund Board of Guardians p.p. George Washignton Tenório Marcelino	The Master Trust Bank of Japan, LTD RE p.p. George Washignton Tenório Marcelino
State Street Emerging Markets p.p. George Washignton Tenório Marcelino

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2008

TELEMIG CELULAR PARTICIPAÇÕES S.A.

By:	/s/ Ernesto Gardelliano
-------------------------------------------------------------
Name:	Ernesto Gardelliano
Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.